================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                       SUNQUEST INFORMATION SYSTEMS, INC.
                            (Name of Subject Company)

                        SUNSHINE ACQUISITION CORPORATION
                                  KIRSTY, INC.
                                    MISYS PLC
                      (Names of Filing Persons (Offerors))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    867654105
                      (CUSIP Number of Class of Securities)

                                   PAUL WATERS
                                    MISYS PLC
                                 BURLEIGH HOUSE
                                 SALFORD PRIORS
                        EVESHAM, WORCESTERSHIRE WR11 5SH
                                     ENGLAND
                               011-44-1386-871 373
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications On Behalf of Filing Persons)

                                    COPY TO:

                               PAUL H. WILSON, JR.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

         Amount Previously Paid:    $80,868
         Form or Registration No.:  Schedule TO
         Filing Party:              Misys plc
         Date Filed:                June 29, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule l4d-1.

         [ ]      Issuer tender offer subject to Rule l3e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 3 TO SCHEDULE TO

      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 29, 2001, as amended by Amendment No. 1 filed on July 10, 2001 and Amendment No. 2 filed on July 18, 2001 (as amended, the "Schedule TO") by Misys plc, a public company organized under the laws of England ("Misys"), Kirsty, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Misys ("Kirsty"), and Sunshine Acquisition Corporation, a Pennsylvania corporation and a wholly-owned subsidiary of Kirsty (the "Purchaser"). The Schedule TO relates to the third-party tender offer by the Purchaser to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of Sunquest Information Systems, Inc. (the "Company") for a price of $24.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

      As of July 13, 2001, Mark Emkjer, who is currently a member of the Company's management, entered into an employment agreement with the Purchaser. The terms of the employment agreement are clarified by an accompanying cover letter dated July 13, 2001. A copy of the employment agreement and the cover letter are attached hereto as Exhibit (d)(1) and Exhibit (d)(2), respectively.


      As of July 19, 2001, each of Ivan G. Boyd, Keith B. Hagen, Kathy C. Holister, Joseph J. Stumpf and Josh Wisham, each of whom is currently a member of the Company's management, entered into an employment agreement with the Purchaser. The terms of each of these employment agreements are clarified by accompanying cover letters, each dated July 19, 2001. Copies of the employment agreements and the cover letters are attached hereto as Exhibit (d)(3) through Exhibit (d)(12).

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

      "Emkjer Employment Agreement. In connection with the Offer, the Purchaser has entered into an employment agreement with Mark Emkjer, dated as of July 13, 2001 (the "Emkjer Agreement"), to secure Mr. Emkjer's employment following the consummation of the Merger. The terms of the Emkjer Agreement are clarified by an accompanying cover letter dated as of July 13, 2001 (the "Emkjer Cover Letter"). The following is a summary of the material provisions of the Emkjer Agreement, as clarified by the Emkjer Cover Letter. The summary is qualified in its entirety by reference to the Emkjer Agreement and the Emkjer Cover Letter, which are incorporated by reference and copies of which are being filed as Exhibits to this Amendment to the Schedule TO.

      Under the Emkjer Agreement, Mr. Emkjer will be employed as the Company's President and General Manager for a term commencing on the effective date of the Merger and ending on the first anniversary thereof (the "Emkjer Initial Term"). Following the Emkjer Initial Term, the Emkjer Agreement will be automatically renewed for successive periods of three months unless the Company or Mr. Emkjer provides a notice of non-renewal at least 30 days prior to the end of the Emkjer Initial Term, or if applicable, a three month renewal period. During the term of the Emkjer Agreement, the Company will continue to pay Mr. Emkjer a base salary which will be increased, as of the first day of the Initial Term, by not more than 5% over his current base salary. Mr. Emkjer's base salary is subject to annual review on each May 31, beginning on May 31, 2002.

         As an additional incentive for continued service and as motivation for superior performance, Mr. Emkjer will be eligible to receive an annual bonus and to participate in the Company's incentive compensation plans, subject to the terms and conditions thereunder. For the Company's fiscal year ending December 31, 2001, Mr. Emkjer's incentive compensation will be determined by the bonus structure implemented by the Company prior to the Merger, subject to review by senior management at Misys of the objectives underlying such bonus structure.

         For the short fiscal year beginning January 1, 2002 and ending May 31, 2002, Mr. Emkjer will have the opportunity to earn as incentive compensation up to 50% of his base salary for such fiscal year. Up to 60% of the amount of the incentive compensation award will be based on the profits of the Company business unit, while up to 40% will be determined by Mr. Emkjer's attainment of his individual performance objectives. Mr. Emkjer will also be entitled to a retention bonus equal to his starting base salary if he remains employed by the Company for a period of one year after the Offer closes. However, this retention bonus will be paid to Mr. Emkjer even if his employment is terminated during such one year period as long as such termination of employment is not by the Company for Cause or by Mr. Emkjer for other than Good Reason (in each case as defined in the Emkjer Agreement). Mr. Emkjer will also be awarded options to purchase up to 100,000 shares of Misys stock under the Misys Executive Share Options Plan, subject to the terms and conditions thereunder (the "Option Plan"). Mr. Emkjer will be entitled to employee benefits that will include pension, medical, disability and life insurance benefits, subject to the terms and conditions of the applicable plan or program sponsored by the Company.

         In the event that Mr. Emkjer's employment is terminated without Cause by the Company or by Mr. Emkjer for Good Reason in each case as defined in the Emkjer Agreement, Mr. Emkjer will receive six months' continuation of base salary payments and medical benefits (which may be extended, at the option of the Company, to up to twelve months). Additionally, in the event of Mr. Emkjer's termination of employment without Cause or for Good Reason, Mr. Emkjer will also be entitled to (i) receive all or a portion of his incentive compensation awards, subject to the terms of the applicable incentive compensation arrangement and (ii) exercise a portion of his options to purchase Misys stock, subject to the terms of the Option Plan.

         The Emkjer Agreement also contains post-employment restrictions on competition, solicitation of employees and clients, and other customary provisions for the period of Mr. Emkjer's employment and for the period during which Mr. Emkjer receives part-employment salary continuation and medical benefits, as described above. Under the Emkjer Agreement, if Mr. Emkjer violates any such post-employment restrictions he will forfeit all rights to his post-employment salary continuation and medical benefits then remaining."
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     Other Employment Agreements. In connection with the Offer, the Purchaser has entered into employment agreements, dated as of July 19, 2001 (the "Employment Agreements"), with the following executives of the Company: Ivan G. Boyd, Keith B. Hagen, Kathy C. Hollister, Joseph J. Stumpf and Josh Wisham (together, the "Executives"). The Purchaser has entered into the Employment Agreements in order to secure the Executives' employment following the Merger. Except for the material differences set forth in Table I below, the Employment Agreements are identical in all material respects. Each Executive's Employment Agreement is supplemented by a cover letter dated July 19, 2001 (the "Cover Letter") that contains information that is specific to the Executive. The following is a summary of the material provisions of the Employment Agreements, as clarified by the Cover Letters. The summary is qualified in its entirety by reference to the Employment Agreements and the Cover Letters, which are incorporated by reference and copies of which are being filed as Exhibits to this Amendment to the Schedule TO.

     Under the Employment Agreements, each Executive will be employed in the positions set forth in Table I for a term commencing on the effective date of the Merger and ending on the eighteen month anniversary thereof (the "Initial Term"). Following the Initial Term, each Employment Agreement will be automatically renewed for successive periods of three months unless the Company or the Executive provides a notice of non-renewal at least 30 days (90 days, in the case of Keith B. Hagen's Employment Agreement) prior to the end of the Initial Term, or if applicable, a three month renewal period. During the term of the Employment Agreements, the Company will continue to pay each Executive a base salary which will be increased, as of the first day of the Initial Term, by not more than 5% over the base salary currently paid to the Executive by the Company. Each Executive's base salary is subject to annual review on each May 3 1, beginning on May 31, 2002.

     As an additional incentive for continued service and as motivation for superior performance, each Executive will be eligible to receive an annual bonus and to participate in the Company's incentive compensation plans, subject to the terms and conditions thereunder. For the Company's fiscal year ending December 31, 2001, each Executive's incentive compensation will be determined by the bonus structure implemented by the Company prior to the Offer, subject to review by senior management at Misys of the objectives underlying such bonus structure,

     For the short fiscal year beginning January 1, 2001 and ending May 31, 2002, each Executive will have the opportunity to earn as incentive compensation the percentage of the Executive's base salary specified in Table I below. The amount of the incentive compensation actually paid to the Executive will be based on the performance of the Company and each Executive's attainment of his or her individual performance
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     objectives. Mr. Wisham, Mr. Hagen, and Mr. Boyd will also be entitled to a retention bonus set forth in Table I below, if he or she remains employed by the Company until the end of the Initial Term. Each Executive will also be awarded options to purchase the number of shares of Misys stock set forth in Table I below, under the Option Plan, subject to the terms and conditions thereunder. Each Executive will be entitled to employee benefits that will include pension, medical, disability and life insurance benefits, subject to the terms and conditions of the applicable plan or program sponsored by the Company.

     In the event that an Executive's employment is terminated without Cause by the Company or by the Executive for Good Reason, the Executive will receive six months' continuation of base salary payments and medical benefits (which may be extended, at the option of the Company, to up to twelve months). Additionally, in the event of an Executive's termination of employment without Cause or for Good Reason, the Executive will also be entitled to (i) receive all or a portion of his or her incentive compensation awards, subject to the terms of the applicable incentive compensation arrangement and (ii) exercise a portion of his or her options to purchase Misys stock, subject to the terms of the Option Plan.

     The Employment Agreements also contain post-employment restrictions on competition, solicitation of employees and clients, and other customary provisions for the period of the Executive's employment and for the period during which the Executive receives post-employment salary continuation and medical benefits, as described above. Under each Employment Agreement, if an Executive violates any such post-employment restrictions, the Executive will forfeit all rights to his or her post-employment salary continuation and medical benefits then remaining."
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
                                    TABLE I
Employee     Position/Title          Target           Retention            Options to
                                    Incentive          Bonus as             Purchase
                                   Compensation       Percentage            shares of
                                   as Percentage     of Base Salary        Misys stock
                                   of Base salary


Kathy C.    Vice President of            30%             N/A                 35,000
Hollister   Client Care


Keith B.    Senior Vice President of     35%             75%                100,000
Hagen       Product Development and
            Chief Technology Officer

Ivan G.     Senior Vice President        35%             75%                 75,000
Boyd        Sales


Josh Wisham Senior Vice President of     35%             75%                100,000
            Client Services

Joseph J.   Senior Vice President of     35%             N/A                 75,000
Stumpf      Balanced View Consulting

ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibits:

         (d)(1) Employment Agreement, dated July 13, 2001, between Sunshine Acquisition Corporation and Mark Emkjer.

         (d)(2) Cover Letter, dated July 13, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Mark Emkjer.

         (d)(3) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Ivan G. Boyd.

         (d)(4) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Ivan G. Boyd.

         (d)(5) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Keith B. Hagen.

         (d)(6) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Keith B. Hagen.

         (d)(7) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Kathy C. Hollister.

         (d)(8) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Kathy C. Hollister.

         (d)(9) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Joseph J. Stumpf.

         (d)(10) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Joseph J. Stumpf.

         (d)(11) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Josh Wisham.

         (d)(12) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Josh Wisham.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 25, 2001
                                          SUNSHINE ACQUISITION CORPORATION

                                          By:      /s/ Ross K. Graham
                                                   -----------------------------
                                                   Name: Ross K. Graham
                                                   Title:   Vice President

                                          KIRSTY, INC.

                                          By:      /s/ Charles John Colwell
                                                   -----------------------------
                                                   Name:  Charles John Colwell
                                                   Title:    President

                                          MISYS PLC

                                          By:      /s/ Ross K. Graham
                                                   -----------------------------
                                                   Name: Ross K. Graham
                                                   Title:  Corporate Development
                                                           Director

                                  EXHIBIT INDEX

         Exhibit No.       Description
         -----------       -----------

           (d)(1) Employment Agreement, dated July 13, 2001, between Sunshine Acquisition Corporation and Mark Emkjer.

           (d)(2) Cover Letter, dated July 13, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Mark Emkjer.

           (d)(3) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Ivan G. Boyd.

           (d)(4) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Ivan G. Boyd.

           (d)(5) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Keith B. Hagen.

           (d)(6) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Keith B. Hagen.

           (d)(7) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Kathy C. Hollister.

           (d)(8) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Kathy C. Hollister.

           (d)(9) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Joseph J. Stumpf.

           (d)(10) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Joseph J. Stumpf.

           (d)(11) Employment Agreement, dated July 19, 2001, between Sunshine Acquisition Corporation and Josh Wisham.

           (d)(12) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between Sunshine Acquisition Corporation and Josh Wisham.